Form 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2008

Commission File Number: 001-33759

GIANT INTERACTIVE GROUP INC.

2/F No. 29 Building, 396 Guilin Road

Shanghai 200233

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☑        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐        No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- N/A

Giant Interactive Group Inc.

Form 6-K

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Giant Interactive Group Inc.

By:	/s/ Eric He
Name:	Eric He
Title:	Chief Financial Officer

Date: November 14, 2008

Exhibit 99.1

FOR IMMEDIATE RELEASE

GIANT INTERACTIVE ANNOUNCES

THIRD QUARTER 2008 RESULTS

SHANGHAI, PRC — November 12, 2008 — Giant Interactive Group Inc. (NYSE: GA) (“Giant” or “the Company”), one of China’s leading online game developers and operators, announced today its unaudited financial results for the third quarter ended September 30, 2008.

Third Quarter 2008 Highlights:

•	Net revenue was RMB265.2 million (US$39.1 million), a decrease of 34.6% from the third quarter 2007 and a decrease of 47.5% from the second quarter 2008.

•

Gross profit was RMB212.5 million (US$31.3 million), a decrease of 40.9% from the third quarter 2007 and a decrease of 52.5% from the second quarter 2008. Gross profit margin for the third quarter 2008 was 80.1%.

•

Net income was RMB134.1 million (US$19.7 million), a decrease of 53.8% from the third quarter 2007 and a decrease of 61.8% from the second quarter 2008. Net income margin for the third quarter 2008 was 50.6%.

•

Basic and diluted net income per American Depositary Share (“ADS”) were RMB0.56 (US$0.08) and RMB0.54 (US$0.08), respectively, compared to basic and diluted net income per ADS of RMB1.44 and RMB1.38, respectively, for the third quarter 2007, and basic and diluted net income per ADS of RMB1.45 and RMB1.40 respectively for the second quarter 2008. Each ADS represents one ordinary share.

•

Non-GAAP net income excluding non-cash share-based compensation for the third quarter 2008 was RMB148.2 million (US$21.8 million), a decrease of 49.7% from the third quarter 2007 and a decrease of 59.1% from the second quarter 2008. Non-GAAP net income margin excluding non-cash share-based compensation was 55.9%.

•

Basic and diluted non-GAAP net income excluding non-cash share-based compensation per ADS were RMB0.61 (US$0.09) and RMB0.59 (US$0.09), respectively, compared to basic and diluted non-GAAP net income per ADS of RMB1.46 and RMB1.40, respectively, for the third quarter 2007, and basic and diluted non-GAAP net income per ADS of RMB1.50 and RMB1.45, respectively, for the second quarter 2008.

•	Active Paying Accounts (“APA”) for online games[1] in the third quarter 2008 reached 937,000, a decrease of 31.6% from the third quarter 2007 and a decrease of 46.8% from the second quarter 2008.

•	Average Revenue Per User (“ARPU”) for online games[1] was RMB282.1, a decrease of 4.4% from the third quarter 2007 and a decrease of 1.3% from the second quarter 2008.

•	Average Concurrent Users (“ACU”) for online games[1] was 543,000, an increase of 9.0% over the third quarter 2007 and a decrease of 12.4% from the second quarter 2008.

•	Peak Concurrent Users (“PCU”) for online games[1] was 1,578,000, an increase of 70.4% from the third quarter 2007 and a decrease of 32.5% from the second quarter 2008.

[1]	Online games include ZT Online, ZT Online PTP, ZT Online Classic Edition, and Giant Online.

FOR IMMEDIATE RELEASE

Commenting on the third quarter 2008 results, Mr. Yuzhu Shi, Giant’s Chairman and Chief Executive Officer, said, “During July of the third quarter, we implemented an adjusted gaming structure for ZT Online and reduced the scope of monetized features in order to emphasize daily consumption rather than in-game promotional items. Though these adjustments resulted in a reduction in our revenue in the third quarter, we remain confident that this strategic decision is an important initiative towards expanding our user base, extending the life-cycle of ZT Online and driving long-term, sustainable growth. Monthly revenue and our APA for ZT Online have both increased steadily following the initial drop in revenues since the introduction of these features, signifying that our players are increasingly accepting these changes and becoming acclimated to the new structure. We expect this upward trend to continue in the fourth quarter, although the remainder of 2008 will continue to be a transition period for Giant. We believe that going forward, ZT Online is generating positive momentum and building a solid base of loyal, paying players that will propel its future growth.”

“As part of our market segmentation strategy, we recently launched ZT Online Classic Edition to recapture users that preferred the gaming experiences and monetization structure of ZT Online in 2006. Thus far, ZT Online Classic Edition has resonated well with our target audience and surpassed our expectations, recently exceeding 200,000 PCU and continuing to ramp up users.”

“Overall, though our monetization adjustments have created some short-term disruption to our financial and operational performance, our long-term outlook remains unchanged. We remain fundamentally sound and our strong balance sheet provides us with sufficient financial resources to execute on our growth initiatives. Additionally, our focused approach to game development, strong R&D capabilities, and extensive sales and marketing network provide a solid foundation for us to capitalize on robust growth opportunities and ultimately drive meaningful, long-term shareholder value.”

Third Quarter 2008 Unaudited Financial Results

Net revenue. Net revenue for the third quarter 2008 was RMB265.2 million (US$39.1 million), representing a 47.5% decrease from RMB504.8 million in the second quarter 2008 and a 34.6% decrease compared to RMB405.2 million in the third quarter 2007.

Revenue from online games totaled RMB264.3 million (US$38.9 million), representing a decrease of 47.5% from RMB503.3 million in the second quarter 2008 and a 34.6% decrease from RMB404.0 million in the third quarter 2007. Online game net revenue was adversely impacted by adjustments made to the monetization features within ZT Online. The modified structure has strategically reduced the amount of promotional items within ZT Online and reemphasized the daily consumption of virtual items and services. Though the Company is currently in a transition period, as gamers adapt to these changes, the adjustments will foster a more sustainable revenue model.

ACU for online games1 in the third quarter 2008 was 543,000, representing a 12.4% sequential decrease and a 9.0% increase over the third quarter 2007. PCU for online games1 in the third quarter 2008 was 1,578,000, representing a 32.5% sequential decrease and a 70.4% increase over the third quarter 2007. The sequential ACU and PCU decreases are due to the reduction of in-game promotional items in ZT Online, while the year-over-year increases are primarily attributable to the sustained popularity of ZT Online, along with

FOR IMMEDIATE RELEASE

the launch of new products such as Giant Online and ZT Online Classic Edition. ARPU for online games1 in the third quarter 2008 decreased 1.3% sequentially and 4.4% year-over-year to RMB282.1. The slight declines are attributable to the monetization adjustments made within ZT Online. APA for online games1 in the third quarter 2008 declined 46.8% sequentially and 31.6% from the third quarter 2007 to 937,000. APA declined due to the reduction of in-game promotional items in ZT Online, as gamers could no longer frequently purchase bundled and discounted items. However, throughout the third quarter, players became more accustomed to the new monetization structure and steadily resumed in-game spending.

Cost of Services. Cost of services was RMB52.7 million (US$7.8 million), representing a 15.9% increase over the same period last year and a decrease of 8.8% from the second quarter 2008. The sequential decline in cost of services in the third quarter was mainly due to a RMB9.3 million decline in business tax resulting from the revenue decrease. Fixed costs, such as Internet data center rental fees, depreciation of game servers and compensation for customer service representatives, increased by approximately RMB4.0 million sequentially. Cost of services increased year-over-year as Giant purchased additional game servers and hired more staff to foster high quality service levels and superior gaming experiences for its users.

Gross Profit and Gross Margin. Gross profit decreased 52.5% sequentially and 40.9% year-over-year to RMB212.5 million (US$31.3 million). Gross margin for the third quarter 2008 was 80.1%, down from 88.8% in the third quarter 2007 and 88.6% in the second quarter 2008. The decline in gross margin was mainly due to the decrease in revenue coupled with increases in the fixed component of the Company’s cost of services.

Operating Expenses. Total operating expenses of RMB107.3 million (US$15.8 million) represent a 9.7% decline from RMB118.8 million in the second quarter 2008 and a 52.9% increase from RMB70.2 million in the third quarter 2007. While a decrease in sales and marketing expenses during the third quarter led to a sequential decline in overall operating expenses, continued investments in R&D and general and administrative infrastructure were the primary drivers of the year-over-year increase.

Research and product development expenses for the third quarter 2008 were RMB31.6 million (US$4.7 million), an increase of 59.2% from RMB19.9 million in the previous quarter and 338.3% from RMB7.2 million in the third quarter 2007. The sequential rise in R&D expenses was mainly attributable to an increase in R&D headcount and salary expenses, along with a one-time purchase of game-related R&D services. The year-over-year increase resulted from the rise in the number of game architects and engineers dedicated to enhancing both existing and future games.

Sales and marketing expenses were RMB47.7 million (US$7.0 million), a decrease of 42.9% from RMB83.6 million in the previous quarter and down 20.0% from RMB59.6 million in the third quarter 2007. Sales and marketing expenses declined during the quarter due to a reduction in advertising campaigns associated with ZT Online promotions and the return of Giant Online advertising expenditure to a normal level following the initial open beta launch in the second quarter. The number of sales and marketing liaison personnel decreased from over 3,000 in the second quarter 2008 to approximately 2,600 in the third quarter 2008.

FOR IMMEDIATE RELEASE

General and administrative expenses for the quarter were RMB41.5 million (US$6.1 million), up 36.8% sequentially from RMB30.3 million, and 106.6% year-over-year from RMB20.1 million. The sequential rise was mainly due to an approximate RMB5.4 million increase in consulting and professional fees in connection with attorney services and Sarbanes-Oxley compliance, a RMB3.0 million increase in human resources-related expenses and costs to attend industry conventions, and a RMB0.8 million increase in rent and utility expenses needed to accommodate the continual expansion of the Company. The year-over-year increase in general and administrative expenses was mainly attributable to the increased size and scope of Giant’s business operations.

Financial Incentive. The financial incentive received in the third quarter, which represents a sales tax refund from the municipal government, was RMB13.6 million (US$2.0 million). This refund relates to the sales tax accounted for in the Company’s cost of services and is treated as a deduction in operating expenses.

Interest Income. Interest income rose sequentially to RMB46.6 million (US$6.9 million) from RMB43.4 million due to short-term investments in higher yield time deposits.

Income Tax Expense. Income tax expense for the third quarter 2008 decreased to RMB17.0 million (US$2.5 million) due to the decline in revenues.

Net Income. Net income for the third quarter 2008 was RMB134.1 million (US$19.7 million), a sequential decrease of 61.8% from RMB350.6 million and a year-over-year decrease of 53.8% from RMB290.2 million. The decline in net income was mainly attributed to the decreased revenue. Net income margin was 50.6% for the third quarter 2008, compared to 69.5% in the second quarter 2008 and 71.6% in the third quarter 2007.

Cash, Cash Equivalents and Short-Term Investments. As of September 30, 2008, Giant’s cash, cash equivalents and short-term investments totaled RMB5,236.3 million (US$771.2 million), compared to RMB5,729.6 million as of June 30, 2008. During the third quarter, the Company used its cash to fund its investment in Five One Network Development Co., Ltd. (“51.com”), a leading Chinese online social networking service provider, and for its share repurchase program.

Share Repurchase Program. In August 2008, Giant adopted a share repurchase plan, enabling the Company to repurchase up to US$150.0 million of its ADSs. As of September 30, 2008, Giant had repurchased an aggregate of 4,206,700 ADSs on the open market, for total consideration of US$31.5 million. The Company will continue actively purchasing shares during the authorized time frame, as under board resolution and as defined by SEC regulations.

Business Highlights and Outlook

ZT Online—At the beginning of the third quarter 2008, the Company adjusted the monetization structure within its flagship game, ZT Online, to re-emphasize daily consumption rather than in-game promotional items. To counter the impact of these adjustments and increase user stickiness, the Company continued to enhance ZT Online’s content features. The introduction of a PK tournament, an online beauty contest, and other innovative features has generated positive momentum and kept both new and existing users engaged. Towards the end of 2008, Giant plans to roll out the next expansion pack for ZT Online, which will incorporate real-time strategy

FOR IMMEDIATE RELEASE

elements. ZT Online Classic Edition, which is geared toward recapturing former ZT Online gamers who prefer gameplay without any in-game promotional items, commenced closed beta testing in late July and entered open beta testing at the end of the third quarter. To date, the Company is pleased with the performance of ZT Online Classic Edition, as PCU has exceeded 200,000. In addition, in late September, VinaGame Software Service Joint Stock Company began open beta testing of ZT Online in Vietnam and has since reached better than expected concurrent user levels. The ramp up period for ZT Online in Vietnam is still in the early stages and revenue contribution from this market is expected to increase starting 2009.

Giant Online—During the third quarter 2008 the Company continued to introduce new features, such as country vs. country battles and upgraded vehicles, into Giant Online, the Company’s second internally developed game. In addition, the Company is currently engineering testing a new version of Giant Online that includes substantial upgrades, most of which are derived from feedback from beta testers in recent months. In addition to new gameplay features, which will include dual map boss battles and super weapons systems, Giant plans to rebalance the game to better engage both paying and non-paying players. This new version is scheduled to roll out by the end of 2008.

Empire of Sports—Empire of Sports is a 3D massively multiplayer online (MMO) game, featuring a wide range of sporting events. In preparation for the official launch of Empire of Sports in Europe in the fourth quarter 2008, the developers, Switzerland-based Empire of Sports Ltd., have added and enhanced many feature sets for several sports, including football and basketball, in order to deliver an optimal gaming experience to each player. Giant’s developers have implemented additional online security measures and tailored the game to Chinese players’ preferences in order to better prepare the game for closed beta testing in China in the first quarter 2009.

King of Kings III—King of Kings III is a 3D free-to-play medieval magical MMO game. Giant’s in-house development team and experienced managers in Shanghai continue to work with developers at Taiwan Lager Network Technology Co., Ltd. (“Lager Network”) to further tailor the game for mainland China, including upgrading the game’s battle system to support greater numbers of concurrent users and enhancing graphic effects. Lager Network initiated a small scale beta test in Taiwan at the end of September 2008 and has received positive feedback from gamers. In anticipation of the planned limited closed beta testing launch in China in the first quarter 2009, Giant recently launched a game website for King of Kings III at http://kok3.ztgame.com/ to keep players up-to-date on the game’s new developments.

51.com Strategic Investment—On July 14, 2008, Giant completed a transaction to purchase approximately US$51 million in redeemable convertible preferred shares of Five One Network Development Co., Ltd (“51.com”), a leading Chinese online social networking service provider, representing an approximately 25% interest in 51.com. Giant expects to leverage 51.com’s large community base in order to broaden its player base, expand the community-building opportunities, reinforce user stickiness, and extend the lifecycles of Giant’s games.

Fourth Quarter 2008 Guidance—Based on the current estimates, and taking into consideration the continued impact of ZT Online’s monetization adjustments, Giant expects to generate total net revenue for the fourth quarter 2008 in the range of RMB320 million to RMB345 million.

FOR IMMEDIATE RELEASE

Conference Call

Giant’s senior management will host a conference call on Thursday, November 13, 2008 at 8:00 am (US Eastern Standard Time) / 5:00 am (US Pacific Standard Time) / 9:00 pm (Beijing Time) to discuss its 2008 third quarter financial results and recent business activity. The conference call may be accessed by calling +1 (866) 713 8395 (for callers in the US), +86 10 800 130 0399 (for callers in China) or +1 (617) 597 5309 (for callers outside of the US and China) and entering pass code 71418887.

A live webcast of the conference call and replay will be available on the investor relations page of Giant Interactive Group’s website at http://www.ga-me.com/earningsannouncements.php.

Currency Convenience Translation

This release contains translations of certain Renminbi (RMB) amounts into US dollars (US$) at the rate of US$1.00 to RMB6.790, which was the noon buying rate as of September 30, 2008 in the City of New York for cable transfers in Renminbi per US dollar as certified for customs purposes by the Federal Reserve Bank of New York. The Company makes no representation that the Renminbi or US dollar amounts referred to in this release could have been, or could be, converted into US dollars at such rate or at all.

Use of Non-GAAP Financial Measures

Giant has reported for the third quarter 2008 net income on a non-GAAP basis excluding non-cash share-based compensation. Giant believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the performance of Giant and when planning and forecasting future periods. Giant computes its non-GAAP financial measures using the same consistent method from quarter to quarter.

Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP results with non-GAAP results in the attached financial information.

FOR IMMEDIATE RELEASE

The table below sets forth the reconciliation of GAAP measures to non-GAAP measures for the indicated periods:

Giant Interactive Group, Inc.

Reconciliation of GAAP to Non-GAAP (Unaudited)

	Three months ended
	September 30, 2007	June 30, 2008	September 30, 2008	September 30, 2008
	(RMB)	(RMB)	(RMB)	(US$)
GAAP net income:	290,210,885	350,581,570	134,093,985	19,748,744

Share-based compensation	4,412,607	11,880,964	14,077,547	2,073,276

Non-GAAP net income:	294,623,492	362,462,534	148,171,532	21,822,020

Non-GAAP earnings per share:

Basic	1.46	1.50	0.61	0.09
Diluted	1.40	1.45	0.59	0.09

Weighted average ordinary shares:

Basic	201,572,283	241,522,046	241,243,828	241,243,828
Diluted	210,476,214	250,669,716	249,620,125	249,620,125

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is preliminary and subject to adjustments. Adjustments to the financial statements may be identified when audit work is performed for the year-end audit, which could result in significant differences from this preliminary unaudited financial information.

About Giant Interactive Group Inc.

Giant Interactive Group Inc. (NYSE: GA) is one of China’s leading online game developers and operators in terms of revenues, focusing on massively multiplayer online role playing games. Giant’s first game, ZT Online, was voted the most popular online game in China in 2006 according to the International Data Corporation. The Company’s second game, Giant Online, entered into open beta testing on March 28, 2008. Giant has two additional online games that it intends to launch, including King of Kings III and Empire of Sports. Giant has built a nationwide distribution network to sell the prepaid game cards and game points required to play its games, which as of September 30, 2008 consisted of over 270 distributors, and reached over 116,500 retail outlets, including internet cafes, software stores, supermarkets, bookstores, newspaper stands, and convenience stores located throughout China. For more information, please visit Giant Interactive Group on the web at www.ga-me.com.

Safe Harbor Statement

Statements in this release contain “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements and among others, include our anticipated revenue and

FOR IMMEDIATE RELEASE

growth of our monthly revenue and Active Paying Accounts for the fourth quarter 2008, our continued efforts to successfully operate and adjust features of our existing games, anticipated benefits of our adjusted monetization structure for ZT Online, investment in 51.com and launch of ZT Online in Vietnam, our ability to successfully commercially launch and operate King of Kings III and Empire of Sports and our ability to continue to grow our business and build long-term shareholder value. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside of our control. Our actual results and financial condition and other circumstances may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. Among the factors that could cause our actual results to differ from what we currently anticipate may include our ability to develop, purchase or license additional online games that are attractive to our players, our ability to develop and successfully launch expansion packs for our online games, our dependence on one online game, which currently accounts for the majority of our historical net revenues, our ability to respond to competition, our need to implement and maintain effective internal control over financial reporting, our limited operating history and unproven long-term potential of our online game business model, our uncertainties with respect to the PRC legal and regulatory environments and volatility in the economic markets we operate in. The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in our annual report on Form 20F for the fiscal year 2007, as filed with the Securities and Exchange Commission on June 18, 2008, and is available on the Securities and Exchange Commission’s website at www.sec.gov. For additional information on these and other important factors that could adversely affect our business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 7 of our annual report for fiscal year 2007. Our actual results of operations for the third quarter 2008 are not necessarily indicative of our operating results for any future periods. Any projections in this release are based on limited information currently available to us, which is subject to change. Although such projections and the factors influencing them will likely change, we undertake no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release. Such information speaks only as of the date of this release.

Contacts:

Investor Contact: Rich Chiang, IR Manager Giant Interactive Group Inc. +86 21 6451 1258	Investor Relations (US): Mahmoud Siddig, Director Taylor Rafferty +1 (212)889-4350

Investor Relations (HK): Ruby Yim, Managing Director Taylor Rafferty +852 3196 3712	Media Contact: John Dudzinsky, Director Taylor Rafferty +1 (212)889-4350

FOR IMMEDIATE RELEASE

GIANT INTERACTIVE GROUP, INC.

CONSOLIDATED CONDENSED BALANCE SHEETS

	Audited December 31 2007	Unaudited June 30 2008	Unaudited September 30 2008	Unaudited September 30 2008
	(RMB)	(RMB)	(RMB)	(US$)
ASSETS
Current assets:
Cash and cash equivalents	7,295,469,843	1,834,175,667	2,554,422,442	376,203,600
Prepayments and other current assets	40,721,896	91,577,935	79,442,687	11,699,954
Due from related parties	6,005,661	6,744,530	6,756,255	995,030
Inventories	385,876	1,163,390	1,305,179	192,221
Deferred tax assets	30,911,888	68,707,325	74,352,444	10,950,286
Short-term investments	—	3,895,399,859	2,681,856,000	394,971,429
Secured promissory note	—	34,295,500	—	—
Available-for-sale investments	—	—	428,445,076	63,099,422

Total current assets	7,373,495,164	5,932,064,206	5,826,580,083	858,111,942

Non-current assets:
Property and equipment, net	127,631,269	180,565,890	208,080,601	30,645,155
Intangible assets, net	86,589,305	87,576,747	95,355,090	14,043,459
Long-term deposits	7,600	—	—	—

Total non-current assets	214,228,174	268,142,637	303,435,691	44,688,614

Total assets	7,587,723,338	6,200,206,843	6,130,015,774	902,800,556

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Payables and accrued expenses	191,301,964	159,717,408	84,855,079	12,497,066
Due to a related party	13,710,697	—	—	—
Tax payable	—	65,988,462	56,532,798	8,325,891
Advance from distributors	127,805,262	58,990,575	96,523,864	14,215,591
Deferred revenue	324,970,643	419,776,021	401,861,172	59,184,267
Dividends payable	593,498,287	—	—	—
Unrecognized tax benefits	30,911,888	30,911,888	30,911,888	4,552,561

Total current liabilities	1,282,198,741	735,384,354	670,684,801	98,775,376

Total liabilities	1,282,198,741	735,384,354	670,684,801	98,775,376

Commitments and contingencies

Shareholders’ equity
Ordinary shares (par value US$0.0000002 per share; 258,670,626 shares issued and 257,241,526 shares outstanding at December 31, 2007; 261,110,626 shares issued and 241,899,526 shares outstanding at June 30, 2008; and 261,110,626 shares issued and 237,709,426 shares outstanding at September 30, 2008 )	411	415	415	61
Additional paid-in capital	5,928,533,055	5,962,424,776	5,976,729,068	880,225,194
Statutory reserves	43,890,273	43,890,273	43,890,273	6,463,958
Accumulated other comprehensive income	(51,781,427)	(295,535,499)	(234,520,162)	(34,539,052)
Retained earnings	511,416,766	1,200,650,544	1,334,744,529	196,575,041
Treasury stock	(126,534,481)	(1,446,608,020)	(1,661,513,150)	(244,700,022)

Total shareholders’ equity	6,305,524,597	5,464,822,489	5,459,330,973	804,025,180

Total liabilities and shareholders’ equity	7,587,723,338	6,200,206,843	6,130,015,774	902,800,556

FOR IMMEDIATE RELEASE

GIANT INTERACTIVE GROUP, INC.

CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (UNAUDITED)

	Three months ended
	September 30 2007	June 30 2008	September 30 2008	September 30 2008
	(RMB)	(RMB)	(RMB)	(US$)
Net revenue:
Online game	404,032,797	503,270,285	264,331,426	38,929,518
Overseas licensing revenue	1,213,862	963,175	839,104	123,579
Other revenue, net	—	534,849	24,941	3,673

Total net revenue	405,246,659	504,768,309	265,195,471	39,056,770

Cost of services	(45,449,384)	(57,760,390)	(52,678,008)	(7,758,175)

Gross profit	359,797,275	447,007,919	212,517,463	31,298,595

Operating (expenses) income:
Research and product development expenses	(7,219,369)	(19,879,930)	(31,645,207)	(4,660,561)
Sales and marketing expenses	(59,626,591)	(83,589,894)	(47,708,548)	(7,026,296)
General and administrative expenses	(20,093,497)	(30,340,315)	(41,505,678)	(6,112,766)
Government financial incentives	16,779,300	15,000,000	13,568,300	1,998,277

Total operating expenses	(70,160,157)	(118,810,139)	(107,291,133)	(15,801,346)

Income from operations	289,637,118	328,197,780	105,226,330	15,497,249

Interest income	837,133	43,382,988	46,559,439	6,857,060
Other (expenses) income	(263,366)	(3,537,388)	(699,649)	(103,041)

Income before income tax expenses	290,210,885	368,043,380	151,086,120	22,251,268

Income tax expenses	—	(17,461,810)	(16,992,135)	(2,502,524)

Net income	290,210,885	350,581,570	134,093,985	19,748,744

Other comprehensive income (loss)
Unrealized holding gains	—	—	82,093,492	12,090,352
Foreign currency translation	1,851,099	(82,588,161)	(21,078,155)	(3,104,294)

Total other comprehensive income (loss)	1,851,099	(82,588,161)	61,015,337	8,986,058

Comprehensive income	292,061,984	267,993,409	195,109,322	28,734,802

Earnings per share:

Basic	1.44	1.45	0.56	0.08
Diluted	1.38	1.40	0.54	0.08

Weighted average ordinary shares:

Basic	201,572,283	241,522,046	241,243,828	241,243,828
Diluted	210,476,214	250,669,716	249,620,125	249,620,125

HK000NN7 2008 Third Quarter Results Presentation November 13, 2008 2008 Third Quarter Results Presentation November 13, 2008 Exhibit 99.2

© 2008 Giant Interactive Group, Inc. All Rights Reserved
2
Safe Harbor Statement and Currency
Convenience Translation
Safe Harbor Statement and Currency
Convenience Translation
Safe Harbor Statement
Statements in this slide presentation contain "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements and include, among others, statements regarding our continued efforts to successfully operate and adjust features of our existing games, anticipated benefits of our adjusted monetization structure for ZT
Online,
investment in 51.com and launch of ZT Online in Vietnam, our ability to successfully commercially launch and operate King of Kings III and Empire of Sports and our ability to continue to grow our business and build long-term shareholder value.  These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside of our control. Our actual results and financial condition and other circumstances may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements.  Among the factors that could cause our actual results to differ from what we currently anticipate may include our ability to develop, purchase or license additional online games that are attractive to our players, our ability to develop and successfully launch expansion packs for our online games, our dependence on one online game, which currently accounts for the majority of our historical net revenues, our ability to respond to competition, our need to implement and maintain effective internal control over financial reporting, our limited operating history and unproven long-term potential of our online game business model, our uncertainties with respect to the PRC legal and regulatory environments and volatility in the economic markets we operate in. The financial information contained in this slide presentation should be read in conjunction with the consolidated financial statements and notes thereto included in our annual report on Form 20F for the fiscal year 2007, as filed with the Securities and Exchange Commission on June 18,
2008, and is available on the Securities and Exchange Commission's website at www.sec.gov.  For additional information on these and other important factors that could adversely affect our business, financial condition, results of operations and prospects, see "Risk Factors" beginning on page 7 of our annual report for fiscal year 2007. Our actual results of operations for the third quarter of 2008 are not necessarily indicative of our operating results for any future periods. Any projections in this slide presentation are based on limited information currently available to us, which is subject to change.  Although such projections and the factors influencing them will likely change, we undertake no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date  of  this slide presentation. Such information speaks only as of the date of this slide presentation.
Currency Convenience Translation
This slide presentation contains translations of certain Renminbi (RMB) amounts into US dollars (US$) at the rate of US$1.00 to RMB6.790, which was the noon buying rate as of September 30, 2008 in the City of New York for cable transfers in Renminbi per US dollar as certified for customs purposes by the Federal Reserve Bank of New
York. We make no representation that the Renminbi or US dollar amounts referred to in this slide presentation could have been, or could be, converted into US dollars at such rate or at all.

Giant Interactive Group A Leading Online Game Developer & Operator Giant Interactive Group A Leading Online Game Developer & Operator © 2008 Giant Interactive Group, Inc. All Rights Reserved

© 2008 Giant Interactive Group, Inc. All Rights Reserved
4
Giant: NYSE Listed
Giant: NYSE Listed
Shanghai, China
Headquarters:
Over 4,000 including
2,500+ liaison personnel
Employees:
www.ga-me.com
Investor Information:
About Giant:
Approximately 240 Million Outstanding Shares:
US$1.4 Billion
November 12, 2008
Market Cap:
GA Ticker:
November 1, 2007 NYSE IPO:

© 2008 Giant Interactive Group, Inc. All Rights Reserved Key Operational and Financial Highlights Key Operational and Financial Highlights © 2008 Giant Interactive Group, Inc. All Rights Reserved

Accounts in Thousands

Users in Thousands

RMB

Users in Thousands

© 2008 Giant Interactive Group, Inc. All Rights Reserved
6
Key Quarterly Operating Metrics
Key Quarterly Operating Metrics
Active Paying Accounts (APA)
1,405
1,447
937
1,760
986
1,248
1,318
0
200
400
600
800
1,000
1,200
1,400
1,600
1,800
1Q07 2Q07 3Q07 4Q07 1Q08 2Q08 3Q08
282
286
325
309
305
295
320
0
50
100
150
200
250
300
350
400
1Q07 2Q07 3Q07 4Q07 1Q08 2Q08 3Q08
Average Revenue per User (ARPU)
3Q08 figures include ZT Online, ZT Online PTP, ZT Online Classic Edition, and Giant Online
4Q07 to 2Q08 figures include ZT ZT Online PTP and Giant Online
Before 4Q07, all figures are ZT Online only
Average Concurrent Users (ACU)
512
543
450
620
546
481
515
0
100
200
300
400
500
600
700
1Q07 2Q07 3Q07 4Q07 1Q08 2Q08 3Q08
Peak Concurrent Users (PCU)
1,073
888
983
2,339
1,578
1,646
874
0
500
1,000
1,500
2,000
2,500
1Q07 2Q07 3Q07 4Q07 1Q08 2Q08 3Q08
Online,

© 2008 Giant Interactive Group, Inc. All Rights Reserved
7
Strong Profitability and High Margins
Strong Profitability and High Margins
Net Income
45.8
19.7
32.6
51.1
48.3
38.7
34.7
0
10
20
30
40
50
60
1Q07 2Q07 3Q07 4Q07 1Q08 2Q08 3Q08
59.6
39.1
48.6
54.1
67.3
73.6
41.7
0
10
20
30
40
50
60
70
80
1Q07 2Q07 3Q07 4Q07 1Q08 2Q08 3Q08
Net Revenue
Gross Profit Margin
85.7%
91.2%
88.6% 89.2% 88.8%
89.6%
80.1%
60%
65%
70%
75%
80%
85%
90%
95%
1Q07 2Q07 3Q07 4Q07 1Q08 2Q08 3Q08
Net Income Margin
76.8%
50.6%
71.4% 71.6% 71.8%
69.5%
78.2%
30%
35%
40%
45%
50%
55%
60%
65%
70%
75%
80%
1Q07 2Q07 3Q07 4Q07 1Q08 2Q08 3Q08

© 2008 Giant Interactive Group, Inc. All Rights Reserved
8
Q3 2008 Key Financial  Highlights
Q3 2008 Key Financial  Highlights
-56% 0.18 -60% 0.20 0.08 Diluted EPS (US$)
-58% 0.19 -62% 0.21 0.08 Basic EPS (US$)
Y-o-Y
%
Q3 2007
US$
Q-o-Q
%
Q2 2008
US$
Q3 2008
RMB
Q3 2008
US$
-61% 1.44 -61% 1.45 0.56 Basic EPS (RMB)
1.40
351
328
119
447
58
505
Q2 2008
RMB
19.7
15.5
15.8
31.3
7.8
39.1
Q3 2008
US$
0.54
134
105
107
213
53
265
Q3 2008
RMB
1.38
290
290
70
360
45
405
Q3 2007
RMB
-61% -61% Diluted EPS (RMB)
-54% -62% Net Income
-64% -68% Income from Operations
53% -10% Operating Expenses
-41% -53% Gross Profit
16% 9% Cost of Services
-35% -48% Total Net Revenue
Y-o-Y
%
Q-o-Q
%
(In millions, except EPS data)

© 2008 Giant Interactive Group, Inc. All Rights Reserved
9
Solid Balance Sheet
Solid Balance Sheet
6,200
5,465
735
735
6,200
5,932
1,834
June 30,
2008
RMB
903
804
99
99
903
858
376
September
30, 2008
US$
6,130
5,459
671
671
6,130
5,827
2,554
September
30, 2008
RMB
6,306
Shareholders’ Equity
7,588 Total Liability and Shareholders’ Equity
1,282 Total Liabilities
1,282 Current Liabilities
7,588 Total Assets
7,374 Current Assets
7,296 Cash
December
31, 2007
RMB
(In millions)

© 2008 Giant Interactive Group, Inc. All Rights Reserved Business Operation Updates Business Operation Updates © 2008 Giant Interactive Group, Inc. All Rights Reserved

© 2008 Giant Interactive Group, Inc. All Rights Reserved
11
Recent Business Highlights
Recent Business Highlights
Continued optimizing Giant Online
features; new version expected toward the end
of 2008
ZT Online players adapting to monetization adjustment; ZT Online launched in
Vietnam in September 2008
Empire of Sports being localized with additional security features for the Chinese market; closed beta testing in China expected to begin in first quarter 2009
51.com transaction closed on July 14, 2008
1 1
3 3
4 4
2 2
5 5
ZT Online Classic launched into open beta testing on September 28, 2008; PCU has exceeded 200,000 and continues to improve
6 6
As of September 30, 2008, Giant has repurchased 4,206,700 ADSs for total consideration of US$31.5 million, out of the $150 million share repurchase program
7 7
King of Kings III initiated a small scale beta test in Taiwan at the end of September
2008; closed beta testing launch in China on track for the first quarter 2009

© 2008 Giant Interactive Group, Inc. All Rights Reserved
12
Stabilizing  Marketing Efforts in Q3’08
Over 520 liaison offices
Over 2,500 dedicated liaison personnel
Over 270 distributors
116,500 retail outlets
Penetration of all large cities and almost all provinces in
China
Focus on penetrating medium / small cities with
continued Internet and on-site promotional events
Reduced advertising costs associated with the revised
monetization features of ZT Online
Q3 2008 Marketing and Distribution
Network
Q3 2008 Marketing and Distribution
Network
Maximize Player Awareness and Game Recognition to Improve Penetration

© 2008 Giant Interactive Group, Inc. All Rights Reserved Appendices Appendices © 2008 Giant Interactive Group, Inc. All Rights Reserved

© 2008 Giant Interactive Group, Inc. All Rights Reserved
14
Leading Chinese online game
developer and operator
PCU of 2.3 million and ACU of 620
thousand
RMB285.9 ARPU with 1.8 million
APA
Proven revenue model with high
profitability
Broaden Player Base Broaden Player Base
Expand Community Size Expand Community Size
Reinforce User Stickiness Reinforce User Stickiness
Extend Game Lifecycles Extend Game Lifecycles
Strategic Investment – 51.com
Strategic Investment – 51.com
Giant Interactive Group
51.com
Leading Chinese online social
networking service provider with
large community
120 million registered users
31.5 million monthly unique
visitors
350 million average daily page
views
US$51 million
25% stake
Long-term Strategic Goals

© 2008 Giant Interactive Group, Inc. All Rights Reserved
15
Rationale:
Optimize pricing structure and extend game
lifecycle
Action:
Rebalance in-game promotional items and
daily consumption
Enabled various players of different spending
behavior to better achieve their respective
game experiences and goals
Expected Long-Term Outcome:
Reduced ARPU
Increased APA
Enhanced Monetization Structure
Enhanced Monetization Structure
Revised Monetization Structure in ZT Online
May Have Short-Term Variability within Online Game Revenue, but the
Long-Term Benefits Include Expanded Player Base and Enhanced Player Loyalties

© 2008 Giant Interactive Group, Inc. All Rights Reserved
16
•
Eliminate in-game promotional items
•
Restores in-game monetization features from 2006
•
Operates concurrently and independently of ZT Online
•
Further segment ZT Online’s user base
Launched ZT Online Classic Edition
Targeting former players who preferred monetization characteristics of ZT Online in
2006
Market Segmentation Strategy
Market Segmentation Strategy

HK000NN7 NYSE: GA Thank you www.ga-me.com NYSE: GA Thank you www.ga-me.com